

13030168

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires: March 1, 2014
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17277

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOYAL3 SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.
6380

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 MERRIMACK STREET
(No. and Street)

HAVERHILL (CITY) MA (state) 01830 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KATHLEEN A. LEVASSEUR 1-978-374-0561
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/7/13

OATH OR AFFIRMATION

I, Kathleen A. Levasseur swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of LOYAL3 SECURITIES, INC., as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*



Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer

Board of Directors
LOYAL3 Securities, Inc.
Haverhill, MA

In planning and performing my audit of the financial statements of LOYAL3 Securities, Inc. for the year ended December 31, 2012, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Harvey E Karll CPA, P.C.
Newburyport, MA
January 24, 2013

LOYAL3 Securities, Inc.

Audited Financial Statements

For The Year Ended December 31, 2012

Contents

Index
*****
***
*



CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Board of Directors
LOYAL3 Securities, Inc.
Haverhill, MA

I have audited the accompanying statement of financial condition of LOYAL3 Securities, Inc., as of December 31, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LOYAL3 Securities, Inc., as of December 31, 2012, and the results of its their operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information Schedules I, and II is fairly stated in all material respects in relation to the financial statements taken as a whole.



Harvey E. Karll, CPA, PC
Newburyport, MA

Date: January 24, 2013

LOYAL3 Securities, Inc.
Statement of Financial Condition
December 31, 2012

Assets

Cash & Cash Equivalents	$ 685,504
Cash – Segregated	539,580
Deposits with Clearing Organization and Others	90,000
Receivables	7,169
Prepaid Taxes	1,393
Marketable Securities, at Market Value	4,795
	$ 1,328,441

Liabilities and Stockholder's Equity

Liabilities:	
Payable to Customers and NonCustomers	$ 498,040
Accounts Payable & Accrued Expenses	6,022
Due to LOYAL3 Holdings, Inc.	44,040
	548,102
Stockholder's Equity:	
Common Stock, 1 Cent Par Value	
Authorized 1,000,000 Shares,	
Issued 805,000 Shares	
Outstanding 360,000 Shares	7,500
Additional Paid in Capital	1,004,110
Accumulated Deficit	(128,271)
Less: Treasury Stock, 445,000 Shares at Cost	(103,000)
Total Stockholder's Equity	780,339
	$ 1,328,441

See accompanying notes and independent accountants' report

LOYAL3 Securities, Inc.
Statement of Income and Retained Earnings
For the Year Ended December 31, 2012

Revenues:		
Commissions	$	102,776
Service Fees and Shipping Charges		11,022
Consulting Fees		36,000
Interest		5,230
Realized Trading (Gain)		58
Other Income		760
		155,846
Expenses:		
Employee Compensation and Benefits		432,761
Commissions, Clearing & Floor Brokerage		32,225
Communications		15,034
Occupancy		68,021
Other Operating Expenses		88,391
		636,432
Net Income (Loss) Before Income Taxes	(	480,586)
Provision for Income Taxes		456
Net Income (Loss)	(	481,042)
Retained Earnings December 31, 2011		352,771
Retained Earnings (Deficit) December 31, 2012	$ (	128,271)

See accompanying notes and independent accountants' report

LOYAL3 Securities, Inc.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2012

Subordinated Liabilities at December 31, 2011	$ 338,420
Current Year Changes	(338,420)
Subordinated Liabilities at December 31, 2012	$ 0

See accompanying notes and independent accountants' report

LOYAL3 Securities, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2012

	Capital Stock Common		Additional		
	Shares	Amount	Paid in Capital	Treasury Stock	Retained Earnings
Balance, Beginning of Year	360,000	$ 7,500	$ 239,690	($ 103,000)	$ 352,771
Net Income (Loss)					(481,042)
Capital Contributions			764,420		
Balance, End of Year	360,000	$ 7,500	$1,004,110	($ 103,000)	$(128,271)

See accompanying notes and independent accountants' report

LOYAL3 Securities, Inc.
Statement of Cash Flows
Twelve Months Ended December 31, 2012

Cash Provided from Operations	
Net Income (Loss)	($481,042)
Adjustments	
Add:	
A/R- Customers & Non-Cust	3,402
Accrued & Deferred Exp	6,924
Due to LOYAL3 Holdings, Inc.	44,040
A/P Customers & Non-Cust	112,389
Less:	
Cash Segregated- Sec Reg	(189,694)
Deposit – Clearing Org.	(20,000)
Prepaid Expenses	(885)
Marketable Sec at Market	(619)
Payables- BDs & Clear Org	(6,601)
Cash from Operations	**(532,086)**
Cash Flows – Investing	
Capital Contributions	764,420
Investing Cash Flows	**764,420**
Cash Flows – Financing	
Repayment of Subordinated Debt	(338,420)
Financing Cash Flows	**(338,420)**
Cash (Decrease) Increase	**(106,086)**
Cash – Beginning of Year	
Cash	791,590
Total Beginning of Year	**791,590**
Cash at End of Year	**$ 685,504**

See accompanying notes and independent accountants' report

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

LOYAL3 Securities, Inc. (the "Company") is incorporated in the State of Massachusetts and is a fully licensed self-clearing broker-dealer. During February 2012 LOYAL3 Holdings, Inc. aquired 100% of the equity capital of Merrimack Valley Investments, Inc. and subsequently changed its name to LOYAL3 Securities, Inc. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and maintains offices in Massachusetts and California.

The Company's business plans include expanding an online platform whereby individual investors may engage in securities transactions at www.loyal3.com without incurring any commissions or other fees. This platform allows investors to acquire fractional shares in individual stocks, with a minimum investment of $10. The business plan also include offering individual investors the ability to participate in initial offerings of securities ("Social IPO" offerings) and allowing issuers to convert affinity award point balances into stock or to grant stock to certain groups of investors, such as their customers ("Stock Rewards" offerings).

Basis of Accounting

The Company uses the accrual method of accounting for financial accounting purposes.

Income Taxes

The company accounts for income taxes in accordance with the provisions of ASC 740: Tax Provisions (formerly Accounting Standards No. 109, Accounting for Income Taxes). ASC 740 requires recognition of deferred tax liabilities and assets for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Cost Recognition

Customers' securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2012 the company had approximately $398,285 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

Marketable Securities

The Company's marketable securities investment account is comprised of equity securities, all of which are classified as trading securities and are carried at fair market value based on the quoted from market prices of the securities at December 31, 2012. Net realized and unrealized gains and losses trading securities are included in net earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

The composition of marketable securities is as follows at December 31, 2012:

	Cost	Fair Market Value	Unrealized Gain
Common Stock	$4,795	$4,795	$0

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturities of three months or less.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

The company's financial are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

3. CASH SEGREGATED UNDER SEC REGULATIONS

Cash in the amount of $539,580 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securitites and Exchange Commission.

4. CASH FLOWS

Cash paid for Interest and Income Taxes is as follows:

Interest	$	-
Income Taxes	$	456

5. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATION

The components of receivables from and payables to brokers, dealers and clearing organizations consist of securities failed to receive and deliver at December 31, 2012, all of which have been outstanding less than 30 days.

6. CONTINGENCIES AND COMMITMENTS

At December 31, 2012, there were no contingencies or commitments requiring disclosure.

7. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. It is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

8. NET CAPITAL

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital computed in accordance with 15c3-1 was $765,272 at December 31, 2012, which exceed required net capital of $250,000 by $515,272. The ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.07 to 1.0.

9. LEASE OBLIGATION

The Company leases office space on a month to month, tenant at will basis for $3,000 per month.

10. INFORMATION FOR POSSSESSION OR CONTROL REQUIREMENTS

The Company has no fully paid and excess margin securities for which instructions to reduce the posssession or control has been issued as of the report date.

11. EXPENSE SHARING AGREEMENT

There is an expense sharing agreement dated May 31, 2012 between a related party and the Company for allocation of salaries, technology and rent of the related party currently at $44,038 monthly. The total charged during 2012 was $263,785, amount paid was $219,745, balance owed at December 31, 2012 is $44,040.

12. OWNERSHIPAND NAME CHANGE

In the first quarter of 2012, the Company purchased stock of Merrimack Valley Investments, Inc. At the same time Merrimack Valley Investments, Inc. changed its name to LOYAL3 Securities, Inc.

13. SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 24, 2013, the date on which the financial statements were available to be issued.

14. DEPOSITORY TRUST AND RESTRICTED CASH

The Company has entered into an agreement with a depository trust company. Under this agreement the Company is required to keep a minimum balance of $10,000. As of December 31, 2012, the balance was $90,000.

15. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transacation to sell the

15. FAIR VALUE (continued)

asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liabilty, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis
As of December 31, 2012

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Cash segregated under federal and other regulations	$ 90,000	$ 0	$ 0	$ 0	$ 90,000
Equities	4,795	0	0	0	4,795
Totals	$ 94,795	$ 0	$ 0	$ 0	$ 94,795
Liabilities	$ 0	$ 0	$ 0	$ 0	$ 0

16. INCOME TAXES

For federal income tax purposes, operating losses may be carried forward 20 years from the year the net loss was incurred. The state of Massachusetts allows a 5 year carry forward period. The company's total federal net operating losses available to offset taxable income of future years is approximately $128,000 and will expire in various years beginning in year 2022. The state of Massachusetts operating loss of approximately $128,000 may be carried forward 5 years and will expire in various years beginning in 2017.

Deferred Tax Benefit	$ 19,200
Less: Valuation Allowance	(19,200)
Net Deferred Tax Assets	$ 0

The current provision for income tax expense included in the statement of income as determined in accordance with ASC 740, Accounting for Income Taxes, is as follows:

Federal	$ -
State	456
	$ 456

The Company is subject to federal or state tax examinations by taxing authorities for years 2009, 2010 and 2011.

17. CAPITAL CONTRIBUTIONS

During the year, LOYAL3 Holdings, Inc. contributed $764,420 of capital to the Company.

SUPPLEMENTARY INFORMATION

LOYAL3 Securities, Inc.
Schedule I
Computation of Net Capital
December 31, 2012

Net Capital		
Total Stockholder's Equity		$ 780,339
Deductions:		
Non-Allowable Assets:		
Prepaid Expenses	1,393	
Marketable Securities	4,124	5,517
Net Capital Before Haircuts on Securities Positions		774,822
Haircuts on Securities:		
Certificates of Deposit	9,450	
Other Securities	100	9,550
Net Capital		765,272
Less: Net Capital Requirement		250,000
Excess Net Capital		$ 515,272
Aggregate Indebtedness		$ 548,102
Less: Adjustment Based on Deposits in Special Reserve Bank Accounts		490,923
Total Aggregate Indebtedness		57,179
Ratio of Aggregate Indebtedness To Net Capital		0.07 to 1.0

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012.

See accompanying notes and independent accountants' report

LOYAL3 Securities, Inc.
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

CREDIT BALANCES

Free Credit Balances and Other Credit Balances in Customers' Security Accounts	$ 498,039
Customer Securities Failed to Receive	1,835
	496,204

RESERVE COMPUTATION

Excess of Total Credits Over Total Debits	$ 496,204
Excess of Total Credits Over Total Debits at 105%	$ 521,014
Amount Held on Deposit in Reserve Bank Accounts	$ 539,580
New Amount in Reserve Bank Account after Deposit	$ 539,580

No material difference exists between the audited computation of Rule 15c3-3 Reserve Requirements and the corresponding unaudited computation as done by LOYAL3 Securities, Inc.

See accompanying notes and independent accountants' report